writer’s direct dial:	(302) 475-6756
telecopy:	(302) 475-3555
email:	kbelohoubek@dovermotorsports.com

July 31, 2012

Via EDGAR

CORRESP

and Regular Mail

Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dover Motorsports, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 12, 2012
SEC File Number 001-11929

Dear Ms. Cvrkel:

We have received and reviewed your comment letter dated July 12, 2012. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We will revise our future filings in response to these comments as more fully detailed below.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our responses, references to “we,” “our,” or the Company shall mean Dover Motorsports, Inc. and/or its consolidated subsidiaries, as appropriate.

Item 1A. Risk Factors, page 7

General Market and Economic Conditions, page 8

1.	In future filings, please update your risk factors section as appropriate and describe specifically how your results of operations are affected and may be affected in the future because of the economic downturn and decreased consumer spending. We note in this regard your disclosure in the first two paragraphs of your results of operations discussion on page 14.

Response:	In future filings, we will update our risk factors section as appropriate to describe how our results of operations are affected and may be affected in the future because of the economic downturn and decreased consumer spending. Alternatively, we may state that we are unable to quantify the affect.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies Property and Equipment, page 20

2.	We note from your disclosure that generally fair value is determined using valuation techniques such as the comparable sales approach and that historically the impairment assessment for track facilities has also considered the cost approach valuation technique, which gives specific consideration to the value of the track land plus the contributory value to the improvements. We also note the primary economic assumptions used in the valuation techniques include: (i) land value which is estimated by comparable transactions; and (ii) that the highest and best use for the facilities is potential real estate development and that changes to these assumptions can have a significant effect on the outcome of future impairment tests and as a result, future valuations could differ significantly from current estimates. In this regard, we believe you should expand your Critical Accounting Policies section to include a discussion of how you arrived at the estimate, how accurate the estimates/assumptions have been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In making disclosures under FR-72, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise your disclosure accordingly.

Response:	In future filings, we will expand our Critical Accounting Policies in response to these suggestions.

Note 8. Income Taxes, page 42

3.	Please revise your income tax footnote to include a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the annual reporting period presented and the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate pursuant to ASC 740-10-50-15A.

Response:	In future filings, we will include this tabular reconciliation.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.

•	Staff comments or changes to disclosure in response to staff comments in the Form 10-K reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 302-475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

SEC/SEC Comment Letters/DVD/2012

cc:	Denis McGlynn, President and CEO
Timothy R. Horne, Sr. Vice President-Finance and CFO
Effie Simpson (Securities and Exchange Commission)